Fidelity Bond Resolution:

RESOLVED, that the fidelity bond coverage required to be maintained by the Funds for the January 1, 2009 to January 1, 2010 policy year, on the terms and conditions and at the cost summarized in the report provided by the Administrator, is hereby ratified and approved.

The motion was presented, discussed and unanimously approved by the Board of Trustees of The Merger Fund and The Merger Fund VL at a Board meeting held on January 17, 2009.

The premium of $7,015 was paid on March 2, 2009.